UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 30, 2016

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the nine-month period ended September 30, 2016

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at September 30, 2016

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Lingo Media Corporation have been prepared by and are the responsibility of the Company's management.  These unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") and reflect Management’s best estimates and judgements based on information currently available.  The Company's independent auditor has not performed a review of these financial statements in accordance with standards established for a review of interim financial statements by an entity's auditor.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at September 30, 2016

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

As at September 30, 2016

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	September 30, 2016	December 31, 2015
ASSETS
Current Assets
Cash and cash equivalents		$348,839	$409,022
Accounts and grants receivable	5	2,575,816	1,961,534
Prepaid and other receivables		973,389	488,154
		3,898,044	2,858,710
Non-Current Assets

Property and equipment	6	32,521	28,879
Intangibles	7	2,886,067	2,205,744
Goodwill		139,618	139,618
TOTAL ASSETS		$6,956,250	$5,232,951

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable		174,055	250,973
Accrued liabilities		288,716	355,194
Loans payable	8	-	580,000
TOTAL LIABILITIES		$462,771	$1,186,167

Equity
Share capital	9	21,392,567	18,927,388
Share-based payment reserve	10	3,943,320	2,695,038
Warrants	11	-	1,439,632
Accumulated other comprehensive income		(289,647)	(362,210)
Deficit		(18,552,761)	(18,653,064)
TOTAL EQUITY		6,493,479	4,046,784
TOTAL EQUITY AND LIABILITIES		$6,956,250	$5,232,951

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 28, 2016.

/s/ Michael Kraft	/s/ Martin Bernholtz
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

For the three-months and nine-months ended September 30, 2016 and 2015

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended September 30		For the nine months ended September 30
		2016	2015	2016	2015

Revenue		$152,657	$1,203,201	$2,458,912	$3,649,487

Expenses

Selling, general and administrative expenses		374,950	340,691	965,788	922,317
Amortization – intangibles	7	271,989	165,339	743,426	519,769
Direct costs		85,149	121,764	252,515	282,170
Share-based payment		-	10,483	-	46,300
Depreciation – property and equipment	6	876	2,341	4,904	6,237
Total Expenses		732,964	640,618	1,966,633	1,776,793

Profit / (Loss) from Operations		(580,307)	562,583	492,279	1,872,694

Net Finance Charges

Interest expense		4,559	37,510	30,266	131,999
Foreign exchange (gain) / loss		(11,110)	(175,335)	204,461	(307,968)

Profit / (Loss) before Tax		(573,756)	700,408	257,552	2,048,663

Income and Other Tax Expense		7,954	6,108	157,249	149,831

Net Profit / (Loss) for the Period		(581,710)	694,300	100,303	1,898,832

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		18,469	(62,570)	72,563	(126,952)

Total Comprehensive Income (Loss), Net of Tax		$(563,241)	$631,730	$172,866	$1,771,880

Earnings /(Loss) per Share
Basic and Diluted		$(0.016)	$0.023	$0.003	$0.072

Weighted Average Number of Common Shares Outstanding
Basic and Diluted		35,454,164	27,379,177	32,472,320	24,667,880

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-months ended September 30, 2016 and 2015

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Reserves	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	No. of Shares	Amount
Balance as at January 1, 2015	22,379,177	$18,162,347	$2,578,380	$1,393,202	$(204,852)	$(21,185,121)	$743,956
Profit for the period						1,898,832	1,898,832
Other comprehensive loss					(126,952)		126,952
Private placement	5,000,000	500,000					500,000
Warrants insurance		(70,230)		70,230			-
Warrants exercise	550,000	76,450		(7,700)			68,750
Option exercise	153,332	31,738	(10,805)				20,933
Share-based payments charged to operations			46,300				46,300
Balance as at September 30, 2015	28,082,509	$18,700,305	$2,613,875	$1,455,732	$(331,804)	$(19,286,289)	$3,151,819
Profit for the period						633,225	633,225
Other comprehensive loss					(30,406)		(30,406)
Warrant exercise	1,150,000	159,850		(16,100)			143,750
Stock option exercise	285,834	67,233	(23,575)				43,658
Share-based payments charged to operations			104,738				104,738
Balance as at December 31, 2015	29,518,343	$18,927,388	$2,695,038	$1,439,632	$(362,210)	$(18,653,064)	$4,046,784
Profit for the period						100,303	100,303
Other comprehensive loss					72,563		72,563
Warrants exercise	5,711,683	2,382,685		(161,423)			2,221,262
Expired warrants			1,278,209	(1,278,209)			-
Stock option exercise	299,166	82,494	(29,927)				52,567
Balance as at September 30, 2016	35,529,192	$21,392,567	$3,943,320	$-	$(289,647)	$(18,552,761)	$6,493,479

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the three-months and nine-months ended September 30, 2016

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended September 30		For the nine months ended September 30
	2016	2015	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Income / (Loss) for the period	$(581,710)	$694,300	$100,303	$1,898,832
Adjustments to Net Profit for Non Cash Items:
Depreciation / amortization	272,866	167,680	748,330	526,006
Share-based payment	-	10,483	-	46,300
Interest accretion	-	11,167	-	41,167
Unrealized foreign exchange gain / (loss)	17,951	(65,616)	73,638	(133,656)
Operating Income /(Loss) before Working Capital Changes	(290,893)	818,014	922,271	2,378,649
Working Capital Adjustments:
(Increase)/decrease in accounts receivable	140,223	(487,213)	(614,282)	(1,428,627)
(Increase)/decrease in prepaid and other receivables	(489,771)	91,020	(485,235)	(226,722)
Increase/(decrease) in accounts payable	(32,334)	106,100	(76,918)	196,172
Increase/(decrease) in accrued liabilities	(134,106)	17,402	(66,478)	(334,079)
Cash Generated from / (used in) Operations	(806,881)	545,323	(320,642)	585,393
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangibles	(343,580)	(538,292)	(1,424,737)	(1,399,754)
Purchase of property and equipment	(2,731)	-	(8,632)	(13,281)
Net Cash Flows Generated from / (used in) Investing Activities	(346,311)	(538,292)	(1,433,369)	(1,413,035)
CASH FLOWS FROM FINANCING ACTIVITIES
Share capital issued during the period	-	-	-	500,000
Stock option and warrant exercise	22,200	89,683	2,273,828	89,683
Advances of loans payable	-	-	-	90,000
Repayment of loans payable	-	(100,000)	(580,000)	(190,000)
Net Cash Flows Generated from / (used in) Financing Activities	22,200	(10,317)	1,693,828	489,683
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,130,992)	(3,286)	(60,183)	(337,959)
Cash and Cash Equivalents at the Beginning of the Period	1,479,831	142,328	409,022	477,001
Cash and Cash Equivalents at the End of the Period	$348,839	$139,042	$348,839	$139,042

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2016

(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTCQB Marketplace. The consolidated financial statements of the Company as at and for the period ended September 30, 2016 comprise the Company and its wholly owned subsidiaries consisted of Lingo Learning Inc., ELL Technologies Ltd., ELL Technologies Limited, Speak2Me Inc., Parlo Corporation and Lingo Group Limited.

Lingo Media is an EdTech company that is ‘Changing the way the world learns English’.  The Company provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a global English language learning multi-media and online training company. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1       Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements for the period ended September 30, 2016 were approved and authorized for issue by the board of directors on November 28, 2016.

2.2      Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis. The comparative figures presented in these condensed consolidated interim financial statements are in accordance with IFRS.

2.3       Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at September 30, 2016. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2016

(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of ELL Technologies is the United States Dollar (“USD”) and the functional currency of Speak2Me is Chinese Renminbi (“RMB”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●     Determination of functional and presentation currency

●     Determination of the recoverability of the carrying value of intangible assets and goodwill

●     Determination and recognition of long-term revenue contracts

●     Recognition of government grant and grant receivable

●     Recognition of deferred tax assets

●     Valuation of share-based payments

●     Recognition of provisions and contingent liabilities

●     Assessing whether material uncertainties exist that would cause doubt as to whether the Company could continue as a going concern.

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2015.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2016

(Unaudited - See Notice to Reader)

5.         ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	September 30 2016	December 31 2015
Trade receivable	$2,411,962	$1,941,261
Grants receivable	163,854	20,273
	$2,575,816	$1,961,534

6.        PROPERTY AND EQUIPMENT

Cost, January 1, 2015	$173,679
Additions	13,281
Disposal	(5,000)
Effect of foreign exchange	4,665
Cost, September 30, 2015	186,625
Effect of foreign exchange	1,796
Cost, December 31, 2015	188,421
Additions	8,636
Effect of foreign exchange	(2,520)
Cost, September 30, 2016	194,537

Accumulated depreciation, January 1, 2015	$148,873
Charge for the period	6,237
Disposal	(4,046)
Effect of foreign exchange	4,394
Accumulated depreciation, September 30, 2015	155,458
Charge for the period	2,342
Effect of foreign exchange	1,742
Accumulated depreciation, December 31, 2015	159,542
Charge for the period	4,904
Effect of foreign exchange	(2,430)
Accumulated depreciation, September 30, 2016	162,016
Net book value, January 1, 2015	$24,806
Net book value, December 31, 2015	$28,879
Net book value, September 30, 2016	$32,521

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2016

(Unaudited - See Notice to Reader)

7.     INTANGIBLES

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2015	$7,781,611	$1,477,112	$-	$9,258,723
Additions	586,360	-	813,393	1,399,754
Effect of foreign exchange	21,952	-	-	21,952
Cost, September 30, 2015	8,389,923	1,477,112	813,393	10,680,429
Additions	196,585	-	475,102	671,687
Effect of foreign exchange	44,498	-	-	44,498
Cost, December 31, 2015	8,631,006	1,477,112	1,288,495	11,396,613
Additions	462,031	-	962,706	1,424,737
Effect of foreign exchange	(15,529)	-	-	(15,529)
Cost, September 30, 2016	$9,077,508	$1,477,112	$2,251,201	$12,805,821

Accumulated depreciation, January 1, 2015	7,053,835	1,357,290	-	8,411,126
Charge for the period	356,413	119,822	43,534	519,769
Effect of foreign exchange	14,563	-	-	14,563
Accumulated depreciation, September 30, 2015	7,424,811	1,477,112	43,534	8,945,458
Charge for the period	153,953	-	47,998	201,951
Effect of foreign exchange	43,461	-	-	43,461
Accumulated depreciation, December 31, 2015	7,622,225	1,477,112	91,532	9,190,869
Charge for the period	470,977	-	272,449	743,426
Effect of foreign exchange	(14,541)	-	-	(14,541)
Accumulated depreciation, September 30, 2016	$8,078,661	$1,477,112	$363,981	$9,919,754

Net book value, December 31, 2015	$1,008,781	-	$1,196,963	$2,205,744
Net book value, September 30, 2016	$998,847	-	$1,887,720	$2,886,067

The Company began commercial production and sale of its services and products during 2009. In 2016, the Company focused on the redesign and upgrade of its ELL Technologies’ suite of products and invested $1,424,737 (2015 - $1,399,754). The ELL Technologies’ suite of products includes five different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of these products.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2016

(Unaudited - See Notice to Reader)

8.	LOANS PAYABLE

	September 30 2016	December 31 2015
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8, 2013(i)(ii)	-	$580,000
	-	$580,000

(i)

On August 27, 2014, the Company extended the term of the loan originally advanced on September 8, 2010, and extended for a further one-year term on September 8, 2011, 2012, 2013 and 2014. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 (2013 - 880,000) common shares of Lingo Media. The common shares were issued based on 6.8 percent of the value of the loan (2013 – 10 percent), divided by the market value per common share on the date of issuance.

(ii)	Included in loans payable are loans amounting to $Nil (2015 – $480,000) to related parties as disclosed in Note 17.

9.	SHARE CAPITAL

a)	Authorized

Unlimited number of preference shares with no par value
Unlimited number of common shares with no par value

b)	Common shares - Transactions:

(i)

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014 with all other conditions remaining the same. On February 21, 2014, the expiry date of the warrants was extended for an additional 2 years to March 4, 2016 with all other terms remaining consistent.

(ii)

On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing"). Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2016

(Unaudited - See Notice to Reader)

9.	SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions: (Cont’d)

(ii)

On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014 with all other conditions remaining the same. Additionally, on February 21, 2014, the warrants were extended for an additional 2 years to May 11, 2016 with all other terms remaining consistent.

(iii)

On September 8, 2013, the Company extended the term of the $880,000 loan to September 8, 2014, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011 and 2012. As additional consideration for the extension of the loan, the Company respectively issued to the lenders an aggregate of 880,000 common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, divided by a market price of $0.10 per common share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

(iv)

On August 27, 2014, the Company extended the term of the $880,000 loan to September 8, 2015, originally advanced on September 8, 2010, and previously extended for a further one-year term on September 8, 2011, 2012 and 2013. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 600,000 common shares of Lingo Media. The common shares were valued at market price of $0.10 per share. In the absence of a reliable measure of the services received, the services have been measured at the fair value of the common shares issued.

(v)

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. The securities issued pursuant to the Financing will be subject to a 4-month regulatory hold period commencing from April 17, 2015. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000.

c)	Stock options exercise

In 2016, 299,166 stock options were exercised. Each stock option entitled the holder to one common share of the Company at an exercise price of $0.13, $0.14, 0.24 and $0.66 for the gross proceeds of $52,566. These options have a grant date fair value of $0.0674, $0.0721, 0.1443 and $0.5174 respectively. The weighted average share price on the date of exercise of these options was $0.73.

d)	Warrants exercise

In 2016, 5,711,683 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.125 and $0.75 for the gross proceeds of $2,221,262. These warrants have a grant date fair value of $0.014, $0.0465 and $0.0482. The weighted average share price on the date of exercise of these warrants was $0.96.

10.       SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan“). The 2011 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2016

(Unaudited - See Notice to Reader)

10.       SHARE-BASED PAYMENTS (Cont’d)

The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2011 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time.

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2015	3,767,500	$0.35
Granted	100,000	0.14
Expired	(25,000)	0.20
Forfeited	(100,000)	0.70
Exercised	(153,332)	0.14
Outstanding as at September 30, 2015	3,589,168	0.35
Granted	300,000	0.58
Expired	-	-
Forfeited	(833)	0.13
Exercised	(285,834)	0.15
Outstanding as at December 31, 2015	3,602,501	0.33
Granted	700,000	0.69
Expired	(957,500)	0.81
Forfeited	(340,000)	0.60
Exercised	(299,166)	0.18
Outstanding as at September 30, 2016	2,706,835	$0.31

Options exercisable as at September 30, 2015	2,999,496	$0.38
Options exercisable as at December 31, 2015	3,301,168	$0.39
Options exercisable as at September 30, 2016	1,820,835	$0.19

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2016

(Unaudited - See Notice to Reader)

10.       SHARE-BASED PAYMENTS (Cont’d)

The weighted average remaining contractual life for the stock options outstanding as at September 30, 2016 was 1.38 years (2015 – 1.64 years). The range of exercise prices for the stock options outstanding as at September 30, 2016 was $0.13 - $0.77 (2015 - $0.13 - $1.70). The weighted average grant-date fair value of options granted to consultants has been estimated at $0.2641 (2015 - $0.0638) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods.

The vesting periods on the options granted in 2016 are as follows, 700,000 (2015 – 400,000) stock options to be vested 7 months after grant date.

The pricing model assumed the weighted average risk free interest rates of 0.44% (2015 – 1.21%) weighted average expected dividend yields of Nil (2015 – Nil), the weighted average expected common stock price volatility (based on historical trading) of 58% (2015 – 79%), a forfeiture rate of zero, a weighted average stock price of $0.46, a weighted average exercise price of $0.69, and a weighted average expected life of 2.58 years (2015 – 3 years), which were estimated based on past experience with options and option contract specifics.

11.	Warrants

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
Extended	-	A	3,658,668	$0.75
Extended	-	B	1,875,000	0.75
Issued	-		5,000,000	0.125
Exercised			(1,700,000)	0.125
December 31, 2015	-		8,833,668	$0.52
Expired		A	(5,711,683)	0.39
Exercised			(3,121,985)	0.75
September 30, 2016			-	$-

The 3,658,668 warrants, series A issued on March 4, 2011 and the 1,875,000 warrants, series B issued on May 11, 2011 had an expiry date of March 4, 2014 and May 11, 2014 respectively. On February 14, 2014, the warrants were extended to March 4, 2016 and May 11, 2016 respectively. During the period, 600,000 Series A warrants were exercised. The exercise price is $0.75 with a proceeds of $450,000. 1,811,683 Series B warrants were exercised. The exercise price is $0.75 with proceeds of $1,358,762.

The 5,000,000 warrants issued on April 17, 2015 has an expiry date of April 17, 2016. (Note 9 (v)) During the period, 3,300,000 warrants were exercised. The exercise price is $0.125 with proceeds of $412,500.

12.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $172,989 (2015 - $150,746), relating to the Company's publishing and software projects. At the end of the period, $163,854 (2015 - $144,000) is included in accounts and grants receivable.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2016

(Unaudited - See Notice to Reader)

12.	GOVERNMENT GRANTS (Cont’d)

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

13.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liabilities on demand.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks.

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s Management oversees these risks. The Board of Directors reviews and agrees on policies for managing each of these risks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $151,739 (2015 - $1115,369) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at September 30, 2016 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of September 30,2016 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	179,776	-	1,907
Accounts receivable	1,848,509	-	9,174
Accounts payable	63,613	-	-

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2016

(Unaudited - See Notice to Reader)

13.	FINANCIAL INSTRUMENTS (Cont’d)

Liquidity risk Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At September 30, 2016, the Company had cash of $348,839, accounts and grants receivable of $2,575,816 and prepaid and other receivables of $973,389 to settle current liabilities of $462,771.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at September 30, 2016, the Company has outstanding accounts and grant receivables of $2,575,816. An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses.

14.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2015 or 2014.

15.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online English Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) English language learning training and assessment company. It earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2016

(Unaudited - See Notice to Reader)

15.	SEGMENTED INFORMATION (Cont’d)

Segmented Information (Before Other Financial Items Below)

September 30, 2016	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$5,122,080	$1,834,170	$6,956,250
Segmented liabilities	217,224	245,547	462,771
Segmented revenue	1,426,140	1,032,773	2,458,912
Segmented direct costs	186,758	65,757	252,515
Segmented selling, general & administrative	586,102	379,686	965,788
Segmented intangible amortization	743,426	-	743,426
Segmented other expense	1,015	161,139	162,154
Segmented income (loss)	(91,160)	426,190	335,030
Segmented intangible addition	1,424,737	-	1,424,737

September 30, 2015	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$3,464,362	$1,170,200	$4,634,562
Segmented liabilities	916,637	566,105	1,482,742
Segmented revenue	2,689,837	959,650	3,649,487
Segmented direct costs	219,811	62,359	282,170
Segmented selling, general & administrative	488,003	434,314	922,317
Segmented intangible amortization	519,769	-	519,769
Segmented other expense	2,387	153,681	156,068
Segmented income (loss)	1,457,777	311,386	1,769,163
Segmented intangible addition	1,399,754	-	1,399,754

Other Financial Items	2016	2015
Online English Language Learning segmented income (loss)	$(91,160)	$1,457,777
Print-Based English Language Learning segmented income	426,190	311,386
Foreign exchange	(204,461)	307,968
Interest expense	(30,266)	(131,999)
Share-based payment	-	(46,300)
Other comprehensive income (loss)	72,563	(126,952)
Total Comprehensive Income	$172,866	$1,771,680

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2016

(Unaudited - See Notice to Reader)

15.	SEGMENTED INFORMATION (Cont’d)

Revenue by Geographic Region	2016	2015
Latin America	$835,943	$2,373,997
China	1,553,718	1,163,219
Other	69,251	112,271
	$2,458,912	$3,649,487

Identifiable Assets by Geographic Region	2016	2015
Canada	$6,948,988	$3,514,027
China	7,262	1,114,504
	$6,956,250	$4,634,562

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	September 30, 2016	September 30, 2015
Income taxes and other taxes paid	$157,249	$149,831
Interest paid	$22,786	$82,869

17.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)

Key management compensation for the nine-month period was $318,032 (2015 – $347,443) and is reflected in selling general and administration expense as consulting fees paid to corporations owned by a director and officers of the Company. $65,728 is unpaid and included in accounts payable.

(b)	The Company charged $28,362 (2015 - $nil) to corporations with one director in common for rent, administration, office charges and telecommunications.

(c)	Included in loans payable are loans amounting to $Nil (2015 – $480,000) were due to related parties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: November 28, 2016	By:	/s/ Michael Kraft
Michael Kraft President and CEO